August 18, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

Attn:	Loan Lauren Nguyen
Kevin Dougherty

Re:	ORMAT TECHNOLOGIES, INC.
Forms 8-K
Filed June 27, 2022 and August 4, 2022
File No. 001-32347

Dear Ladies and Gentlemen:

On behalf of our client, Ormat Technologies, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Forms 8-K filed on June 27, 2022 and August 4, 2022, contained in the Staff’s letter dated August 11, 2022.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference.

Forms 8-K filed June 27, 2022 and August 4, 2022

General

1.	We note that your Item 1.01 and 8.01 Form 8-K filed June 27, 2022 announced that you entered into an indenture for the issuance of Senior Convertible Notes. Attached to the June 27, 2022 Form 8-K as Exhibit 99.1 and 99.2 are press releases in which you disclose that the Company intends to offer “Green Convertible Senior Notes” due 2027. You further attached to a August 4, 2022 Item 2.02 Form 8-K as Exhibit 99.1 your press release announcing the results of operations for the fiscal quarter ended June 30, 2022, where you disclosed the closing of the offering of $431.3 million in “green convertible senior notes” due in 2027. Please provide to us, and explain where you have made available to investors, an explanation of what the “Green” Convertible Senior Notes designation means, including whether this designation carries any legal meaning.

Response: Green bonds are bonds, the proceeds of which are intended for use in sustainability-focused projects. As the U.S. Department of Energy explains, “the main difference between green bonds and traditional bonds is that the issuer publicly states how it will use the proceeds to fund sustainable projects, allowing the bond to be marketed to investors as green.”1 While there is not a universal set of requirements for green bonds, a popular standard is the Green Bond Principles developed by the International Capital Markets Association (“ICMA”). The ICMA is a non-profit organization of over 600 members active in all segments of international debt capital markets in 65 jurisdictions globally. It discloses that its members include private and public sector issuers, banks and securities dealers, asset and fund managers, insurance companies, law firms, capital market infrastructure providers and central banks.

[1]	U.S. Department of Energy, Better Buildings Initiative, “What are Green Bonds?”, available at https://betterbuildingssolutioncenter.energy.gov/financing-navigator/option/green-bonds.

United States Securities and Exchange Commission

August 18, 2022

ICMA’s Green Bond Principles (June 2021) are a voluntary set of best practices with the stated mission of “promoting the role that the global debt capital markets can play in financing progress towards environmental and social sustainability.”2 Under these principles, “Green Bonds” are “any type of bond instrument where the proceeds or an equivalent amount will be exclusively applied to finance or re-finance, in part or in full, new and/or existing eligible Green Projects … and which are aligned with the four core components of the [Green Bond Principles].” These four core components are (1) use of proceeds for green projects, (2) process for evaluation and selection, which communicate to investors in green bonds, among other things, the sustainability objectives of the eligible green projects and the process by which the issuer determines how the project fits within the categories of eligible green projects, (3) management of proceeds, and (4) reporting on the allocation of proceeds to eligible green projects until fully allocated.

In its offering memorandum, dated June 22, 2022 (the “Offering Memorandum”), in connection with the sale of its 2.50% Convertible Senior Notes due 2027 (the “Offering” and the “Notes”, respectively), the Company included for potential purchasers of the Notes, who consisted entirely of qualified institutional buyers or persons reasonably believed to be qualified institutional buyers within the meaning of Rule 144A, the Ormat Green Finance Framework, a copy of which is included as Exhibit A. Pursuant to this framework, which was developed in connection with the Offering, the Notes qualify for the “green” designation.

In addition to the disclosures above, the Company makes clear to potential purchasers of the Notes on pages 22 – 23 of the Offering Memorandum the voluntary nature of the “green” designation and that such designation does not carry any legal meaning or otherwise impose a legal obligation on the Company to allocate proceeds in a specific manner. The referenced disclosure provides as follows:

The indenture will not require that we allocate amounts relating to this offering to expenditures meeting the eligibility criteria or take the other actions as described under “Use of Proceeds.”

We intend to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance, in whole or in part, new or on-going projects (“Eligible Green Projects”) in accordance with the Ormat Green Finance Framework in, or substantially in, the manner described under “Use of Proceeds” and to take the other actions as described under “Use of Proceeds”; however, the indenture will not require us to do so. Any failure to do so will not constitute an event of default under the indenture nor require us to purchase or redeem any of the notes or make any additional payments to holders or take or refrain from taking any particular action as a result thereof. There can be no assurance that the relevant projects or uses that are the subject of, or related to, any Eligible Green Projects will be capable of being implemented in or substantially in such manner or in accordance with any timing schedule and that accordingly an amount equal to such proceeds will be totally or partially allocated to such Eligible Green Projects. There can also be no assurance that such Eligible Green Projects will lead to the results or outcomes (whether or not related to environmental or broader sustainability issues) originally anticipated by us. Any failure to allocate amounts relating to this offering to Eligible Green Projects, meet or continue to meet the investment requirements or aspirations of certain sustainability focused investors, or take the other actions as described under “Use of Proceeds,” may negatively affect the market price of the notes to the extent investors are required or choose to sell their holdings as a result of such failure.

[2]	ICMA, Green Bond Principles: Voluntary Process for Issuing Green Bonds (June 2021), available at https://www.icmagroup.org/assets/documents/Sustainable-finance/2022-updates/Green-Bond-Principles_June-2022-280622.pdf.

United States Securities and Exchange Commission

August 18, 2022

We may allocate or re-allocate amounts relating to this offering in ways that you do not consider to meet the criteria for an Eligible Green Project.

We have significant flexibility in allocating amounts relating to this offering as described under “Use of Proceeds,” including re-allocating in the event we no longer own or operate assets to which we originally allocated such amounts in respect of Eligible Green Projects or if the assets to which we originally allocated such amounts no longer meet the criteria for an Eligible Green Project. The ultimate allocation of amounts relating to this offering may therefore not meet some or all of your expectations at the time of this offering or as they may evolve during the life of this offering, even if we believe the expenditures to which we allocated such amounts were in respect of Eligible Green Projects.

We cannot assure you that we will be able to identify sufficient business activities qualifying as Eligible Green Projects to which we could re-allocate amounts relating to this offering if we no longer own or operate a previously-allocated Eligible Green Project or if a previously-allocated Eligible Green Project no longer meets the applicable criteria. Any failure to do so will not constitute an event of default under the indenture nor require us to purchase or redeem any of the notes or make any additional payments to holders or to take or refrain from taking any particular action as a result thereof.

We cannot provide assurance that disbursements or allocations for Eligible Green Projects will be made or the amounts of such disbursements or allocations or, if such disbursements or allocations are made, on the timing of such disbursements or allocation.

The value of the notes may be negatively affected to the extent investors are required or choose to sell their holdings due to the ultimate allocation of amounts relating to this offering not meeting their expectations or requirements.

The Eligible Green Projects receiving allocations may not meet internationally recognized sustainability standards or your particular investment criteria, which may cause the market value of the notes to deteriorate. We cannot assure you that our reporting described under “Use of Proceeds” will meet your needs or expectations.

Although we have used the term “Eligible Green Projects” or otherwise referred to “green” aspects of this financing in this offering memorandum, there is no universally agreed definition (legal, regulatory or otherwise) nor market consensus as to what constitutes a “green” or “sustainable” or an equivalently-labelled expenditure or as to what precise attributes are required for a particular expenditure to be defined as “green” or “sustainable” or given such an equivalent label nor can any assurance be given that such a definition or consensus will develop over time.

United States Securities and Exchange Commission

August 18, 2022

Accordingly, no assurance is or can be given to investors that the Eligible Green Projects will meet any or all investor expectations or requirements regarding such “green,” “sustainable” or other equivalently-labelled performance objectives or that this offering will constitute a suitable investment for all investors seeking exposure to green assets or providing funds which can be considered to constitute sustainable financing. Prospective investors in this offering must determine for themselves the relevance of the description of the use of proceeds of this offering for the purposes of any investment by them together with any other investigation that they deem necessary. We can give no assurance that the Eligible Green Projects to which the amounts relating to this offering are allocated will satisfy, or continue to satisfy, investor criteria or expectations, taxonomies or standards regarding environmental impact and sustainability performance, nor can we give any assurance that the Eligible Green Projects criteria and other aspects of the framework described under “Use of Proceeds” will satisfy, or continue to satisfy present or future investor criteria or expectations, taxonomies, standards, laws, regulations or industry guidelines.

In addition, we give no assurance that any information that we or any other person may provide in connection with this offering now or in the future will be sufficient to enable any potential investor to satisfy any disclosure or reporting requirements imposed on it from time to time either as a result of their own objectives or those of their clients as set out in their by-laws or other governing rules and/or investment portfolio mandates. In addition, such requirements may have been conditioned by the application of laws and regulations relating to the types of, and criteria relating to, investments that such funds can make in order to qualify or be eligible as a particular type of “green” or other sustainable finance related investment. The rules applicable to such investors and funds, whether internal or resulting from any such investment portfolio mandates and/or applicable laws and regulations, may require them to make periodic disclosure of their investments, including any investment in this offering. Such requirements may evolve over time.

The value of the notes may be negatively affected to the extent investors are required or choose to sell their holdings due to our definition of Eligible Green Projects or reporting relating to this offering not meeting their expectations or requirements. Our use of the proceeds from the offering sale of the notes may not comply with all or part of any relevant legislation or standards.

2.	In your Form 10-Q for Fiscal Quarter Ended June 30, 2022 on pages 37-38 you disclose that the net proceeds from the sale of the notes were approximately $420.4 million. You disclosed that you used (1) approximately $18.0 million of the net proceeds from this offering to repurchase concurrently with the closing of the offering shares of your common stock in privately negotiated transactions at a price per share equal to $69.45, (2) approximately $24.5 million of the net proceeds from this offering to pay the cost of the capped call transactions, (3) approximately $221.9 million to fund the prepayment of your Series 3 Bonds, and accrued and unpaid interest thereon, and make-whole payments, and (4) the remainder for general corporate purposes. You further disclose that you intend to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance, in whole or in part, one or more eligible green projects in accordance with the Company’s Green Finance Framework, and that in addition to proceeds from the offering, you may use cash from operations or borrowings under your credit facilities in order to effect such allocation. Given this description of your use of the proceeds from the notes offering, explain your basis for describing the notes as “Green Convertible Senior Notes” in your Forms 8-K. We also note such references to “convertible green notes” and “green convertible bonds” in your earnings call transcript and earnings call slides available on your website for the Q2 earnings conference call.

Response: The Company respectfully refers the Staff to its response to Comment 1 above. As discussed above, bonds meeting the standards outlined in the ICMA’s Green Bond Principles are considered “green bonds” in the marketplace. The Company intends to allocate an amount equal to the net proceeds from the sale of the notes (approximately $420.4 million) to “Eligible Green Projects” as defined in the Ormat Green Finance Framework. Upon full allocation of such amount, the Company also intends to obtain a report confirming such allocation from a qualified independent external reviewer, such as a “Big 4” accounting firm.

United States Securities and Exchange Commission

August 18, 2022

3.	Provide to us, and explain where you have made available to investors, a description of your Green Finance Framework, including any criteria or standards this framework suggests or requires for the selection of projects. In your response, describe eligible green projects and tell us how and by whom the Green Finance Framework was developed, reviewed and/or approved.

Response: The Ormat Green Finance Framework was made available to investors in the Offering to facilitate their investment decision. The Company was planning in the ordinary course to make a copy of the Framework available on its website and has recently done so under the “Sustainability—Ormat Policies” at www.ormat.com. The Company is primarily engaged in the geothermal energy power business. The Company has robust disclosure on the nature of its business and, because of this focus, the Company expects that the substantial majority of its investments would qualify as Eligible Green Projects.

The Ormat Green Finance Framework was developed in alignment with the Green Bond Principles (2021) as published by the ICMA by the Company’s finance, legal and investor relations personnel, with assistance from the Company’s investment bankers and outside counsel, and approved by the Company’s senior management.

As outlined in the Ormat Green Finance Framework, Eligible Green Projects are allocations made by the Company or any of its subsidiaries to any of the projects defined below in the 24 months prior to or 24 months following the issuance date. Eligible Green Projects include the following: (A) Renewable Energy: Expenditures related to the research, field and site development, acquisition, manufacturing, distribution, maintenance, management and operation of: (i) new geothermal energy generation facilities with GHG emissions less than 100g CO2e/KWh, (ii) upgrades to existing geothermal energy generation facilities to increase efficiency, resiliency and reliability, (iii) energy storage systems, or (iv) solar PV systems; and (B) Eco-efficient and/or circular economy adapted products: Expenditures to create and increase capacity, research and development to improve and optimize technologies, and the management of storage and distribution assets for recovered energy generation facilities.

Pursuant to the Ormat Green Finance Framework, the Company established an ESG Working Group comprising members of its executive, finance, investor relations, legal and environmental, social and governance (ESG) team. The working group reviews and selects projects that qualify as Eligible Green Projects. In addition, upon full allocation of an amount equal to the net proceeds of the offering, the Company also intends to obtain a report confirming such allocation from a qualified independent external reviewer, such as a “Big 4” accounting firm.

4.	You disclose that you intend to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance, in whole or in part, one or more eligible green projects in accordance with the Green Finance Framework, and that in addition to proceeds from the offering, you may use cash from operations or borrowings under your credit facilities in order to effect such allocation. Explain whether you are contractually required to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance the eligible green projects. Please also explain why the framework means that you are offering “green” Convertible Senior Notes.

Response: The Company respectfully refers the Staff to its responses to Comments 1, 2 and 3. As disclosed in the portions of the Offering Memorandum excerpted above, the Company is not contractually obligated to allocate the net proceeds from the offering to finance and/or refinance, in whole or in part, one or more Eligible Green Projects. As discussed above, because of its business focus, the Company expects that the substantial majority of its investments would qualify as Eligible Green Projects.

The Company’s Green Finance Framework was developed in alignment with the Green Bond Principles. Accordingly, consistent with market practice, when an offering meets the requirements set forth in the Company’s Green Finance Framework, the Company may designate the offered securities as “green.”

***

United States Securities and Exchange Commission

August 18, 2022

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or A.J. Ericksen at (713) 496-9688 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Assaf Ginzburg, Chief Financial Officer, Ormat Technologies, Inc.

Exhibit A

ORMAT GREEN FINANCE FRAMEWORK

June 2022

This Ormat Green Finance Framework was developed in alignment with the Green Bond Principles (2021), as published by the International Capital Markets Association (“ICMA”).

We intend to allocate an amount equivalent to the net proceeds from offerings of “green bonds” to finance and/or refinance, in whole or in part, one or more Eligible Green Projects (as defined below) in accordance with this Ormat Green Finance Framework. In addition to proceeds from such offerings, we may use cash from operations or borrowings under our credit facilities in order to effect such allocation.

Ormat Green Finance Framework

Eligible Green Projects

“Eligible Green Projects” are allocations made by the Company or any of its subsidiaries to any of the projects defined below in the 24 months prior to or 24 months following the issuance date. Eligible Green Projects include the following:

•	Renewable Energy: Expenditures related to the research, field and site development, acquisition, manufacturing, distribution, maintenance, management and operation of:

•	new geothermal energy generation facilities with GHG emissions less than 100g CO2e/KWh;

•	upgrades to existing geothermal energy generation facilities to increase efficiency, resiliency and reliability.

•	energy storage systems; or

•	solar PV systems.

•	Eco-efficient and/or circular economy adapted products: Expenditures to create and increase capacity, research and development to improve and optimize technologies, and the management of storage and distribution assets for recovered energy generation facilities.

The examples of expenditures within the Eligible Green Projects are for illustrative purposes only, and we cannot assure you that the net proceeds from the sale of the notes will be allocated to fund projects with these specific characteristics.

Process for Project Evaluation and Selection

We have established an ESG Working Group composed of members from our executive finance, investor relations, legal and ESG teams to review and select projects that are aligned with the Eligible Green Project definitions above. The ESG Working Group will work closely with executives and business functions to ensure that selected Eligible Green Projects align with Ormat’s corporate ESG policies and strategies, particularly project-related risk management evaluation and specific Environmental Health and Safety procedures.

ORMAT TECHNOLOGIES, INC.

6140 Plumas St., Reno, NV 89519-6075, USA ● +1-775-356-9029 ● ormat@ormat.com

ormat.com

Management of Proceeds

The ESG Working Group will track the amount of net proceeds allocated toward Eligible Green Projects. Pending allocation, proceeds may be temporarily used for general corporate purposes, to repurchase shares, invest in cash, cash equivalents, or other liquid securities, or repay outstanding indebtedness. Any payment of principal and interest will be made from our general corporate account and will not be linked to the performance of any Eligible Green Project. In the case of divestment or if a project no longer meets the eligibility criteria listed above, we will use reasonable efforts to reallocate the funds to other Eligible Green Projects during the term of the instrument.

Reporting

Annually, until full allocation of the net proceeds, we expect to publish a Green Financing Report on our corporate website or as part of our sustainability report, subject to applicable confidentiality considerations, that includes information on (i) amounts allocated to Eligible Green Projects, by category and, where feasible, initiative, (ii) the amount of net proceeds pending allocation, and, where feasible, (iii) impact reporting.

Impact reporting may include, where feasible, case study examples of specific facilities that highlight beneficial outcomes, and metrics including renewable energy capacity created, renewable energy generated, and greenhouse gas emissions avoided. The report will be accompanied by management statement regarding the amount of net proceeds that have been allocated toward Eligible Green Projects.

External Review

Upon full allocation, we will obtain an assurance report reviewing and confirming the allocation of the offering to Eligible Green Projects from a qualified independent external reviewer.